

Mail Stop 3561

August 18, 2015

Keith Rosenbaum
Chief Financial Officer
EMAV Holdings, Inc.
1900 Main Street, #300
Irvine, California 92614

      Re: EMAV Holdings, Inc.
      Form 10-K for Fiscal Year Ended December 31, 2014
      Filed on April 24, 2015
      File No. 000-53492

Dear Mr. Rosenbaum:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Report of Independent Registered Public Accounting Firm, page F-2

1.   In the second paragraph of the opinion of your independent registered public accounting firm, it is stated that the audits were conducted "in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States)." Please amend your Form 10-K to have your auditor revise the opinion to remove the reference to "auditing" standards of the PCAOB. Audits of issuers are required to be conducted in accordance with the "standards" of the PCAOB, which covers more than solely "auditing" standards. Refer to PCAOB Auditing Standard No. 1 for guidance.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Aamira Chaudhry at 202-551-3389 or Doug Jones at 202-551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3380 with any other questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief
Office of Transportation and Leisure